UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 12b-25

Commission File No.: N/A

NOTIFICATION OF LATE FILING

(Check One): [    ] Form 10-K     [    ] Form 20-F     [    ] Form 11-K     [X] Form 10-Q     [    ] Form 10-D

[    ] Form N-SAR     [    ] Form N-CSR

For Period Ended: June 30, 2006

[    ] Transition Report on Form 10-K

[    ] Transition Report on Form 20-F

[    ] Transition Report on Form 11-K

[    ] Transition Report on Form 10-Q

[    ] Transition Report on Form N-SAR

For the Transition Period Ended:

Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:

PART I. REGISTRANT INFORMATION

Full	Name of Registrant: American Rock Salt Company LLC

Former Name if Applicable:

Address of Principal Executive Office (Street and Number):        3846 Retsof Road

City,	State and Zip Code: Retsof, NY 14539

PART II

RULE 12b-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate.)

(a) The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;

[X]

(b)    The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, Form 11-K, Form N-SAR or Form N-CSR, or portion thereof will be filed on or before the 15th calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q or subject distribution report on Form 10-D, or portion thereof will be filed on or before the fifth calendar day following the prescribed due date; and

(c) The accountant’s statement or other exhibit required by Rule12b-25(c) has been attached if applicable.

PART III

NARRATIVE

State below in reasonable detail the reasons why Forms 10-K, 20-F, 11-K, 10-Q, 10-D, N-SAR, N-CSR, or the transition report or portion thereof, could not be filed within the prescribed time period.

The Registrant recently received a comment letter from the Securities and Exchange Commission (the “SEC”) regarding its annual report on Form 10-K Equivalent for the fiscal year ended September 30, 2005. The Registrant is in the process of resolving the SEC’s comments and requires additional time to assess how resolution of the SEC’s comments may impact the Registrant’s financial statements for the period ended June 30, 2006. The Registrant, therefore, cannot at this time file its quarterly report on Form 10-Q Equivalent for the period ended June 30, 2006, without unreasonable effort or expense.

PART IV

OTHER INFORMATION

(1) Name and telephone number of person to contact in regard to this notification:

        Raymond R. Martel                    (585) 243-9510 ext. 1164

        (Name)                            (Area Code)        (Telephone Number)

(2) Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If the answer is no, identify report(s).

☒ Yes ☐ No

(3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?

☐ Yes ☒ No

If so, attach an explanation of the anticipated change, both narratively and quantatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

AMERICAN ROCK SALT COMPANY LLC

(Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned thereunto duly authorized.

Date: August 14, 2006	By:	/s/ RAYMOND R. MARTEL
Raymond R. Martel Chief Financial Officer